UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Spirit Realty Capital, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

84860F109

(CUSIP Number)

Heidi Mortensen

Macquarie Holding (USA) Inc.

125 West 55th Street, Level 22

New York, New York 10019

(212) 321-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Charlie Baynes-Reid

Macquarie Capital (USA) Inc.

125 W. 55th Street

New York, NY 10019

Telephone No. 212-231-1000

January 22, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 84860F109	2

1.	Name of reporting person; S.S. or IRS Identification Macquarie Group Limited
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,573,855
	8.	Shared voting power 0
	9.	Sole dispositive power 6,573,855
	10.	Shared dispositive power 0
11.

Aggregate amount beneficially owned by each reporting person

    6,573,855 deemed beneficially owned as a result of Macquarie Group Limited being the ultimate parent company of Macquarie Group (US) Holdings No. 1 Pty Limited and Macquarie Investment Management Limited

12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 7.7%[1]
14.	Type of reporting person HC

[1]	Based on 84,833,181 shares of Common Stock outstanding on May 6, 2013

SCHEDULE 13D

CUSIP No. 84860F109	3

1.	Name of reporting person; S.S. or IRS Identification Macquarie Group (US) Holdings No. 1 Pty, Limited
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,568,255
	8.	Shared voting power 0
	9.	Sole dispositive power 6,568,255
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 6,568,255
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 7.7%[2]
14.	Type of reporting person CO

[2]	Based on 84,833,181 shares of Common Stock outstanding on May 6, 2013

SCHEDULE 13D

CUSIP No. 84860F109	4

1.	Name of reporting person; S.S. or IRS Identification Macquarie Investment Management Limited
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 5,600
	8.	Shared voting power 0
	9.	Sole dispositive power 5,600
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 5,600
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 0%[3]
14.	Type of reporting person CO

[3]	Based on 84,833,181 shares of Common Stock outstanding on May 6, 2013

Preliminary Note

This Amendment No. 1 to Schedule 13D amends and supplements the initial Schedule 13D filed by the Reporting Persons on September 25, 2012 (the “Initial Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Initial Schedule 13D is hereby amended and supplemented as follows:

This statement on Schedule 13D is also being filed by Macquarie Investment Management Limited, a company formed under the laws of Australia (“MIML”). MIML is an investment management firm that offers securities investment management capabilities across a number of asset classes.

MIML is indirectly wholly-owned by MGL, which is listed on the Australian Securities Exchange (ASX). MGL is a leading provider of banking, financial, advisory, investment and funds management services. MGL’s ownership of MIML is held through a number of intermediary holding companies, which are Macquarie Bank Limited, Macquarie B.H. Pty Ltd, Macquarie Capital Funding (GP) Limited and Macquarie Funds Management Holdings Pty Limited (collectively “Macquarie”).

MIML has its principal office at No. 1 Martin Place, Sydney, NSW 2000, Australia.

The directors and executive officers of MIML are set forth on Schedule II attached hereto. Schedule II sets forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.

During the last five years, neither MIML nor any person named in Schedule II of this Schedule 13D (together with Macquarie and the persons named in Schedule I of the Initial Schedule 13D, the “Reporting Persons”), has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Schedule 13D is hereby amended and supplemented as follows:

A total of approximately $106,400 derived from the scheme assets of MIML’s managed funds was paid to purchase the 5,600 Shares acquired by MIML on March 28, 2013.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D is hereby amended and supplemented as follows:

(a), (b)	The information set forth in Rows 7 through 13 of the cover page hereto for each of MGL, MGHL and MIML is incorporated herein by reference. The percentage amount set forth in Row 13 of each cover page filed herewith is calculated based upon 84,833,181 shares outstanding on May 6, 2013.

(c)	On March 28, 2013, MIML acquired 5,600 shares in the open market through a broker at $19 per share on behalf of its managed funds for investment purposes.

(d)	MGHL and each officer and director thereof named in Schedule I of the Initial Schedule 13D has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by MGHL as reported herein. MIML and each officer and director thereof named in Schedule II of this Schedule 13D has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by MIML as reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Schedule 13D is hereby amended and supplemented as follows:

Voting Agreement

On January 22, 2013, the Company, Spirit Realty, L.P., a Delaware limited partnership (the “Spirit Partnership”), Cole Credit Property Trust II, Inc., a Maryland corporation (“Cole”) and Cole Operating Partnership II, LP, a Delaware limited partnership (the “Cole Partnership”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the merger of the Company with and into Cole (the “Company Merger”) with Cole continuing as the surviving corporation (the “Surviving Corporation”) and the merger of the Cole Partnership with and into the Spirit Partnership (the “Partnership Merger” and together with the Company Merger, the “Mergers”) with the Spirit Partnership continuing as the surviving limited partnership (the “Surviving Partnership”). The board of directors of the Company (the “Board”) has unanimously approved the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement.

Concurrently with the execution of the Merger Agreement, MGHL entered into a voting agreement dated January 22 2013, with Cole and the Cole Partnership (the “MGHL Voting Agreement”) pursuant to which MGHL has, among other things, agreed to vote its shares of Company Common Stock in favor of the Company Merger and the other transactions contemplated by the Merger Agreement, upon the terms and subject to the conditions set forth in the MGHL Voting Agreement. The MGHL Voting Agreement terminates upon the earliest of: (i) the effectiveness of the Company Merger; (ii) the termination of the Merger Agreement; (iii) a change in recommendation by the board of directors of either the Company or Cole; (iv) the acquisition of any shares of Company Common Stock by Cole or the Cole Partnership prior to the completion of the Mergers; and (v) September 25, 2013.

A copy of the MGHL Voting Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

Except as described above and in the Initial Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Schedule 13D is hereby amended and supplemented as follows:

The MGHL Voting Agreement is filed herewith as Exhibit 3.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2013

Macquarie Group Limited

/s/ Heidi Mortensen
Heidi Mortensen Attorney-in-Fact

/s/ Gus Wong
Gus Wong Attorney-in-Fact

Macquarie Group (US) Holdings Pty Limited

/s/ Heidi Mortensen
Heidi Mortensen Attorney-in-Fact

/s/ Gus Wong
Gus Wong Attorney-in-Fact

Macquarie Investment Management Limited

/s/ Heidi Mortensen
Heidi Mortensen Attorney-in-Fact

/s/ Gus Wong
Gus Wong Attorney-in-Fact

Schedule II

MIML

The name and present principal occupation of each of the directors of MIML are set forth below. The Company has no executive officers. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Directors	Principal Occupation	Country of citizenship	Business address
Megan Aubrey	Division Director, Macquarie
Roger David Cartwright	Division Director, Macquarie
Anthony Charles Graham	Executive Director, Macquarie
Bruce Neil Terry	Non Executive Director, Macquarie
Christian Vignes	Executive Director